UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
UNITED DOMINION REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland (State of incorporation or organization)	54-0857512 (I.R.S. Employer Identification No.)

1745 Shea Center Drive, Suite 200 Highlands Ranch, Colorado (Address of principal executive offices)	80129 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.01 par value Preferred Stock Purchase Rights 8.60% Series B Cumulative Redeemable Preferred Stock	New York Stock Exchange New York Stock Exchange New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☐
Securities Act registration statement file number to which this form relates:                                         (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
          This Registration Statement on Form 8-A/A amends and restates in its entirety the Registration Statement on Form 8-A/A of United Dominion Realty Trust, Inc. dated and filed with the Securities and Exchange Commission on July 28, 2000. The Registration Statement on Form 8-A/A dated and filed July 28, 2000 relates to the Registration Statement on Form 8-A dated April 1, 1990, the Registration Statement on Form 8-A dated June 10, 1997 and filed with the Securities and Exchange Commission on June 11, 1997, and the Registration Statement on Form 8-A dated and filed February 4, 1998, as amended by the Registration Statement on Form 8-A/A dated and filed March 10, 1998 and the Registration Statement on Form 8-A/A dated and filed December 28, 1999.
Item 1. Description of Registrant’s Securities to be Registered.
          The following is a description of the material terms of our Common Stock, Preferred Stock Purchase Rights and 8.60% Series B Cumulative Redeemable Preferred Stock. For more details you are urged to read our Articles of Restatement, Bylaws and First Amended and Restated Rights Agreement in their entirety. You can find copies of our Articles of Restatement, Bylaws and First Amended and Restated Rights Agreement in our SEC filings as indicated in the Exhibit Index to this filing. These documents are incorporated herein by reference.
Authorized Capital Stock
          Our authorized capital stock consists of 250,000,000 shares of Common Stock having a par value of $0.01 per share, 50,000,000 shares of Preferred Stock without par value, and 300,000,000 shares of Excess Stock having a par value of $0.01 per share. As of November 3, 2005, there were 137,184,739 shares of our Common Stock issued and outstanding. We currently have four series of Preferred Stock designated as follows: 6,000,000 shares designated 8.60% Series B Cumulative Redeemable Preferred Stock, 1,000,000 shares designated Series C Junior Participating Cumulative Redeemable Preferred Stock, 2,803,812 shares designated Series E Cumulative Convertible Preferred Stock, and 20,000,000 shares designated Series F Preferred Stock. As of November 3, 2005, there were outstanding 5,416,009 shares of Series B Preferred Stock and 2,803,812 shares of Series E Preferred Stock. No shares of Series F Preferred Stock or Series C Preferred Stock have been issued. We will not issue any shares of Series C Preferred Stock except upon the exercise of rights as described below under “Preferred Stock Purchase Rights.”
Common Stock
     Voting Rights
          Holders of our Common Stock have one vote per share and are not entitled to cumulate votes in the election of directors. The holders of our outstanding Series E Preferred Stock are entitled to vote on an “as converted” (one-for-one) basis as a single class in combination with the holders of our Common Stock at any meeting of stockholders for the election of directors or for any other purpose on which holders of our Common Stock are entitled to vote.

     Dividends
          Holders of our Common Stock are entitled to receive dividends if, when and as declared by the board of directors out of legally available funds after payment of, or provision for, full cumulative dividends on shares of our Preferred Stock then outstanding. In the event of our voluntary or involuntary liquidation or dissolution, holders of our Common Stock are entitled to share ratably in our distributable assets remaining after satisfaction of the prior preferential rights of our Preferred Stock and the satisfaction of all of our debts and liabilities. Holders of our Common Stock do not have preemptive rights.
          The dividend and liquidation rights of holders of our Common Stock are specifically limited by the terms of the outstanding Preferred Stock, which in general provide that no dividends will be declared or paid on the Common Stock unless the accrued dividends on each series of outstanding Preferred Stock have been fully paid or declared and set apart for payment, and that in the event of any liquidation, dissolution or winding up of our company, the holders of each series of outstanding Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders the liquidation preference of that series before any amount is distributed to holders of Common Stock.
     Certain Maryland Law Provisions
          As a Maryland corporation, we are subject to certain restrictions concerning certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between us and an “interested stockholder.” Interested stockholders are persons: (i) who beneficially own 10% or more of the voting power of our outstanding voting stock, or (ii) who are affiliates or associates of us who, at any time within the two-year period prior to the date in question, were the beneficial owners of 10% or more of the voting power of our outstanding stock. Such business combinations are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of the outstanding voting shares voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of the outstanding voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation’s stockholders receive a minimum price for their shares and the consideration is received in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

          Also under Maryland law, “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are shares of stock which, if aggregated with all other shares of stock owned by the acquirer or shares of stock for which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.
          Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.
          The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the control share acquisition statute any acquisitions by any person of shares of our stock.
          Under Title 3, Subtitle 8 of the Maryland General Corporation Law, a Maryland corporation that has a class of equity securities registered under the Securities Exchange Act of 1934 and that has at least three directors who are not officers or employees of the corporation, are not acquiring persons, are not directors, officers, affiliates or associates of any acquiring person, or are not nominated or designated as a director by an acquiring person, may elect in its charter or bylaws or by resolution of its board of directors to be subject to certain provisions of Subtitle 8 that may have the effect of delaying or preventing a change in control of the corporation. These provisions relate to a classified board of directors, removal of directors, establishing the number of directors, filling vacancies on the board of directors and calling special meetings of the corporation’s stockholders. We have not made the election to be governed by these provisions of Subtitle 8 of the Maryland General Corporation Law. However, our Articles of Restatement, referred to herein as our “charter,” and our bylaws permit our board of directors to determine the number of directors subject to a minimum number and other provisions contained in such documents.
     Restrictions on Ownership and Transfer
          Our charter contains ownership and transfer restrictions relating to our stock that are designed primarily to preserve our status as a REIT. These restrictions include but are not limited to the following:

•	no person may beneficially own or constructively own shares of our outstanding “equity stock” (defined as stock that is either common stock or preferred stock) with a value in excess of 9.9% of the value of all outstanding equity stock unless our board of directors exempts the person from such ownership limitation, provided that any such exemption shall not allow the person to exceed 13% of the value of our outstanding equity stock;

•	any transfer that, if effective, would result in any person beneficially owning or constructively owning equity stock with a value in excess of 9.9% of the value of all outstanding equity stock (or such higher value not to exceed 13% as determined pursuant to an exemption from our board of directors) shall be void as to the transfer of that number of shares of equity stock which would otherwise be beneficially owned or constructively owned by such person in excess of such ownership limit; and the intended transferee shall acquire no rights in such excess shares of equity stock;

•	except as provided in the charter, any transfer that, if effective, would result in the equity stock being beneficially owned by fewer than 100 persons shall be void as to the transfer of that number of shares which would be otherwise beneficially owned or constructively owned by the transferee; and the intended transferee shall acquire no rights in such excess shares of equity stock; and

•	any transfer of shares of equity stock that, if effective, would result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code of 1986 shall be void as to the transfer of that number of shares of equity stock which would cause us to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code of 1986; and the intended transferee shall acquire no rights in such excess shares of equity stock.
     Transfer Agent
          The transfer agent and registrar for our Common Stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075.
     Exchange Listing
          Our Common Stock is listed for trading on the New York Stock Exchange under the symbol “UDR.”
Preferred Stock Purchase Rights
          Pursuant to our First Amended and Restated Rights Agreement dated September 14, 1999, each share of our Common Stock evidences one right to purchase from us one one-thousandth of a share of our Series C Junior Participating Cumulative Redeemable Preferred Stock. Except with respect to certain preferential rights, each one one-thousandth of a share of Series C Preferred Stock is structured to be the equivalent of one share of Common Stock. The exercise price of the rights is $45.00, subject to adjustment. The rights are not currently exercisable and no shares of Series C Preferred Stock are currently outstanding.

          The rights will separate from the Common Stock and a distribution of certificates evidencing the rights will occur upon the earlier of:
•	10 business days following a public announcement that a person or group of related persons has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock, or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning more than 15% of the outstanding shares of Common Stock.
          Generally, the rights will become exercisable at the time of the distribution of certificates evidencing the rights as set forth above. The rights will expire at the close of business on February 4, 2008, unless we redeem or exchange them earlier.
          The Series C Preferred Stock is junior to all other outstanding series of Preferred Stock in respect of rights to receive dividends and to participate in distributions or payments in the event of our liquidation, dissolution or winding up. The Series C Preferred Stock is senior to the Common Stock and any other capital stock of United Dominion ranking, as to dividends and upon liquidation, junior to the Series C Preferred Stock.
          Holders of shares of the Series C Preferred Stock will be entitled to receive, if, when and as declared by our board of directors, out of legally available funds, cumulative preferential cash dividends payable quarterly in an amount per share equal to the greater of:
•	$0.01 or

•	subject to adjustment set forth in the charter, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount, payable in kind, of all non-cash dividends or other distributions, other than dividends payable in shares of Common Stock, declared on the Common Stock since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series C Preferred Stock.
          In the event of any liquidation, dissolution or winding up of United Dominion, the holders of shares of Series C Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders, subject to the prior preferential rights of our other Preferred Stock ranking senior to the Series C Preferred Stock, a liquidation preference of $1,000 per share, plus accrued and unpaid dividends thereon to the date of payment, which is referred to as the “Series C Preferred Liquidation Preference.” After the payment to the holders of the shares of the Series C Preferred Stock of the full Series C Preferred Liquidation Preference, the holders of the Series C Preferred Stock as such shall have no right or claim to any of our remaining assets until the holders of Common Stock shall have received an amount per share, referred to as the “common adjustment,” equal to the quotient obtained by dividing the Series C Preferred

Liquidation Preference by 1,000, subject to adjustments as set forth in the charter. Following the payment of the full amount of the Series C Preferred Liquidation Preference, the full amount of any liquidation preference payable to holders of any of our other shares of stock ranking on a parity with the Series C Preferred Stock as to any liquidation distribution, and the full amount of the common adjustment, respectively, holders of shares of the Series C Preferred Stock, such other shares and shares of the Common Stock shall be entitled to receive their ratable and proportionate share of our remaining assets to be distributed in the ratio of 1,000 (subject to adjustment as set forth in our charter) to 1 with respect to the Series C Preferred Stock, such other shares and the Common Stock, on a per share basis, respectively. In the event that there are not sufficient assets available after payment in full of the Series C Preferred Liquidation Preference and such other liquidation preferences to permit payment in full of the common adjustment, then the remaining assets shall be distributed ratably to the holders of the Common Stock.
          The outstanding shares of Series C Preferred Stock may be redeemed at the option of the board of directors as a whole, but not in part, at any time, or from time to time, at a redemption price per share equal to 1,000 (subject to certain adjustments as set forth in our charter) times the Average Market Value of the Common Stock, plus all accrued and unpaid dividends to and including the date fixed for redemption. The “Average Market Value” is the average of the closing sale prices of a share of the Common Stock during the 30-day period immediately preceding the date before the redemption date quoted on the Composite Tape for New York Stock Exchange Listed Stocks, or, if the Common Stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if the Common Stock is not listed on such exchange, on the principal United States registered securities exchange on which the Common Stock is listed, or, if the Common Stock is not listed on any such exchange, the average of the closing bid quotations with respect to a share of Common Stock during such 30-day period on The Nasdaq Stock Market, or if no such quotations are available, the fair market value of a share of Common Stock as determined by our board of directors in good faith.
          Each share of Series C Preferred Stock entitles its holder to 1,000 votes on all matters submitted to a vote of our stockholders. In general, the holders of shares of Series C Preferred Stock and the holders of shares of Common Stock vote together as one voting group on all those matters. If the Series C Preferred Stock is listed or admitted to trading on the New York Stock Exchange, approval by the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock will be required for adoption of any amendment to our charter of bylaws that would materially affect the existing terms of the Series C Preferred Stock.
          Whenever dividends on any shares of Series C Preferred Stock are in arrears for six or more consecutive quarterly periods, the holders of such shares, voting separately as a class with all other series of Preferred Stock having like voting rights, will be entitled to vote for the election of two additional directors of United Dominion at a special meeting called by the holders of record of at least 10% of the Series C Preferred Stock or the holders of any other series of Preferred Stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series C Preferred Stock for the past dividend periods and the current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire board of United Dominion will be increased by two directors.
          The dividend rate on the Series C Preferred Stock, the common adjustment, the Series C Preferred Stock redemption price and the number of votes per share of Series C Preferred Stock and certain other terms of the Series C Preferred Stock are all subject to adjustment upon the declaration of any dividend payable in Common Stock, subdivision of the outstanding Common Stock or combination of the outstanding shares of Common Stock into a smaller number of shares.
          The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of United Dominion except as provided in Article VI of our charter.
          Effective January 6, 2004, we appointed Wells Fargo Bank, N.A. as Rights Agent under the First Amended and Restated Rights Agreement, replacing Mellon Investor Services LLC.

8.60% Series B Cumulative Redeemable Preferred Stock
     Relative Seniority
          In respect of rights to receive dividends and to participate in distributions or payments in the event of our liquidation, dissolution or winding up, the Series B Preferred Stock shall rank senior to our Common Stock, Series C Preferred Stock, Series F Preferred Stock and any other capital stock of United Dominion ranking junior to the Series B Preferred Stock as to dividends and upon liquidation, and pari passu with the Series E Preferred Stock as set forth in our charter.
     Voting Rights
          Holders of our Series B Preferred Stock have no voting rights, except as described below or as otherwise required by law.
          Whenever dividends on any shares of the Series B Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Series B Preferred Stock, voting separately as a class with all other series of Preferred Stock having similar voting rights, will be entitled to vote for the election of two additional directors of United Dominion at a special meeting called by the holders of record of at least 10% of the Series B Preferred Stock or the holders of any other series of Preferred Stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock for the past dividend periods and then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire board of directors of United Dominion will be increased by two directors.
          Also, the vote of the holders of a majority of the outstanding shares of our Series B Preferred Stock is required:
•	to authorize or create, or increase the authorized or issued amount of, or reclassify any authorized capital stock into, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase shares of, any class or series of capital stock ranking prior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, or

•	to amend, alter or repeal the provisions of our charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock.
          Any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, is not deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Series B Preferred Stock.
          So long as the Series B Preferred Stock is listed on the New York Stock Exchange, approval by the holders of two-thirds of the outstanding shares of the Series B Preferred Stock will be required for adoption of any amendment to our charter that would materially affect the existing terms of the Series B Preferred Stock.

     Dividends
          Holders of our Series B Preferred Stock are entitled to receive, when and as declared by our board of directors out of funds legally available therefor, cumulative preferential cash dividends at the rate of 8.60% of the liquidation preference of the Series B Preferred Stock (equivalent to $2.15 per share) per annum, payable quarterly in arrears on the last day, or the next succeeding business day, of each February, May, August and November, beginning August 31, 1997. The amount of any dividend payable is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record at the close of business on the fifteenth day of the calendar month in which the applicable dividend payment date falls or such other date fixed by our board of directors at the time of declaration of the dividend, which date shall be not more than 30 nor less than 10 days prior to the dividend payment date.
          Dividends on our Series B Preferred Stock will accrue and be cumulative whether or not we have earnings, whether or not such dividends are declared, and whether or not there are funds legally available for the payment of such dividends. Accrued but unpaid dividends on the Series B Preferred Stock will not bear interest. Holders of the Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described herein.
          No dividends on shares of the Series B Preferred Stock shall be declared by our board of directors or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment is restricted or prohibited by law.
          When dividends are not paid in full upon the shares of our Series B Preferred Stock and the shares of any other series of our Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock (or a sum sufficient for such full payment is not set apart therefor), all dividends declared upon shares of our Series B Preferred Stock and any other series of our Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and such other series of our Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of the Series B Preferred Stock and such other series of our Preferred Stock bear to each other.
          Except as provided above, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment on the Series B Preferred Stock for all past dividend periods and the then current dividend period, (a) no dividends shall be declared or paid or set aside for payment on the Preferred Stock of United Dominion ranking, as to dividends, on a parity with or junior to the Series B Preferred Stock for any period, and (b) no dividends (other than in junior stock) shall be declared or paid or set aside for payment or other distribution or shall be declared or made upon any capital stock of United Dominion ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any capital stock of United Dominion ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by United Dominion (except by conversion into or exchange for other capital stock of United Dominion ranking junior to the Series B Preferred Stock as to dividends and upon liquidation).
          Any dividend payment made on shares of the Series B Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.
     Liquidation Rights
          In the event of our liquidation, dissolution or winding up, the holders of our Series B Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution is made to holders of Common Stock or any other capital stock of United Dominion that ranks junior to the Series B Preferred Stock upon liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. Neither the consolidation or merger of United Dominion with or into any other corporation or of any other corporation with or into United Dominion, nor the sale, lease, transfer or conveyance of all or substantially all of the property or business of United Dominion, shall be deemed to constitute a liquidation, dissolution or winding up of United Dominion.
          If, upon our dissolution, liquidation or winding up, the amounts payable with respect to the liquidation preference on the Series B Preferred Stock and any other shares of United Dominion ranking as to any such distribution on a parity with the Series B Preferred Stock are not paid in full, the holders of the Series B Preferred Stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective liquidation preferences to which they are entitled.
     Redemption
          The Series B Preferred Stock is not redeemable prior to May 29, 2007. On and after May 29, 2007, we may, at our option upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption, without interest. The redemption price of the Series B Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of United Dominion, and from no other source. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by United Dominion in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by United Dominion.
          Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B Preferred Stock shall be redeemed (unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed) or purchased or otherwise acquired directly or indirectly (except by exchange for junior stock); provided, however, that the foregoing shall not prevent the exchange of Series B Preferred Stock pursuant to Article VI of our charter or the purchase or acquisition of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.
          If the redemption date for the Series B Preferred Stock is after a dividend record date and before the related dividend payment date, the dividend payable on such dividend payment date will be paid to the holder in whose name the shares of the Series B Preferred Stock to be redeemed are registered at the close of business on such dividend record date notwithstanding the redemption thereof between such dividend record date and the related dividend payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series B Preferred Stock.
          The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.
     Conversion
          The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of United Dominion except as otherwise provided in our charter.
     Restrictions on Ownership and Transfer
          Our charter contains ownership and transfer restrictions relating to our stock that are designed primarily to preserve our status as a REIT. These restrictions are discussed in more detail above under the heading “Common Stock—Restrictions on Ownership and Transfer.”

     Transfer Agent
          The transfer agent and registrar for our Series B Preferred Stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075.
Exchange Listing
          Our Series B Preferred Stock is listed for trading on the New York Stock Exchange under the symbol “UDRpb.”
Item 2. Exhibits.

Exhibit No.	Description

3.1	Articles of Restatement (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K dated July 27, 2005 and filed with Commission on August 1, 2005 (Commission File No. 1-10524)).

3.2	Amended and Restated Bylaws (as amended through May 4, 2004) (incorporated by reference to Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 1-10524)).

4.1	Form of Common Stock Certificate.

4.2	Form of Certificate of Shares of 8.60% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit I(e) to the Company’s Registration Statement on Form 8-A dated June 10, 1997 and filed with the Commission on June 11, 1997 (Commission File No. 1-10524)).

4.3	First Amended and Restated Rights Agreement dated as of September 14, 1999 (incorporated by reference to Exhibit 4(i)(d)(A) to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 1-10524)).

4.4	Form of Rights Certificate (incorporated by reference to Exhibit 4(e) to the Company’s Registration Statement on Form 8-A dated and filed with the Commission on February 4, 1998).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNITED DOMINION REALTY TRUST, INC.
Date: November 7, 2005	/s/ Christopher D. Genry
Christopher D. Genry
Executive Vice President-Corporate Strategy and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Restatement (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K dated July 27, 2005 and filed with Commission on August 1, 2005 (Commission File No. 1-10524)).

3.2	Amended and Restated Bylaws (as amended through May 4, 2004) (incorporated by reference to Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 1-10524)).

4.1	Form of Common Stock Certificate.

4.2	Form of Certificate of Shares of 8.60% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit I(e) to the Company’s Registration Statement on Form 8-A dated June 10, 1997 and filed with the Commission on June 11, 1997 (Commission File No. 1-10524)).

4.3	First Amended and Restated Rights Agreement dated as of September 14, 1999 (incorporated by reference to Exhibit 4(i)(d)(A) to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 1-10524)).

4.4	Form of Rights Certificate (incorporated by reference to Exhibit 4(e) to the Company’s Registration Statement on Form 8-A dated and filed with the Commission on February 4, 1998).